CLEAN POWER CONCEPTS, INC.

1404 510 West Hastings Street,Vancouver, British Columbia, Canada V6B 1L8 Fax – 604 682-1044

June 25, 2009

John Cannarella

Division of Finance

United States Securities and

Exchange Commission

100 F Street, N.E.

Washington, DC  20549-7010

Dear Sir:

Re:

Clean Power Concepts, Inc. (the “Company”)

Form 10-K for the year ended June 30, 2008

Filed:  September 24, 2008

File No. 000-52035

Further to your letter dated June 9, 2009, we are pleased to provide you with the Company’s responses to your comments with respect to the Company’s annual report on Form 10-K for the year ended June 30, 2008.

The Company’s responses are numbered in a manner that corresponds with your comments as set out in your letter dated June 9, 2009.

Form 10-K (Fiscal Year Ended June 30, 2008)

Item 9A Controls and Procedures, page 25

1.

We note your response to comment one of our letter date March 18, 2009 which specifies that you concluded that your disclosure controls and procedures adequately ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.  Please revise to clarify, if true, that your offices concluded that disclosure controls and procedures are effective rather than adequately ensure.

Response:

The following modifications will be made to Item 9A of June 30, 2009 Form 10-K.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of June 30, 2008. Based on this evaluation, our management has concluded that our disclosure controls and procedures, are effective to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

1(b).

In addition, please tell us how you determined that your disclosure controls and procedures were effective given your disclosure that management had “ineffective controls over period end financial disclosure and reporting processes” and “inadequate review by management of the financial statement reporting process”.

Response:

As reported in the Form 10-K for the Fiscal Year Ended June 30, 2008, management identified that due to (1) a lack of a functioning audit committee and lack of a majority of independent directors on the Company's board of directors, resulting in ineffective oversight in the establishment and monitoring of required internal controls and procedures; (2) inadequate segregation of duties consistent with control objectives; and (3) insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of US GAAP and SEC disclosure requirements, there exists some degree of risk and therefore management felt that it was required to disclose that that the controls over period end financial disclosure and inadequate review by management of the financial statement reporting process were ineffective.

However, from management’s perspective, outside the fact that it does not have a functioning audit committee and lack of a majority of independent directors on the Company's board of directors that can provide oversight, it has implemented compensating controls and procedures to ensure that the financial disclosure and financial statement reporting process of the period end financial statements were “somewhat” effective, although not ideal,  considering the Company has no sources of revenue and has limited resources.  These compensating controls include detailed discussions between the consultants preparing the books and records, meetings between the CEO and CFO on the financials and required disclosures in the SEC Form 10-K and 10Q and review and audit discussions with the company’s external accountant and legal counsel.

If required, we are prepared to indicate that the disclosure controls and procedures were ineffective and thus change our response in Item 1 above by  replacing the word “ effective” with  “ ineffective”.

2.

We note your response to comment one of our letter date March 18, 2009 which includes a proposed disclosure.  Please remove the last sentence of the first paragraph in this proposed disclosure regarding changes in your internal controls over financial reporting.  In this manner, we note that this disclosure is duplicative, as you have included the correct language regarding changes in internal controls over financial reporting in your response to comment three.

Response:

The last sentence in our response included in the first paragraph of comment one of our letter filed with the SEC on April 24, 2009 “The evaluation did not identify any change in our internal control over financial reporting that occurred during the fiscal year ended June 30, 2008 that has materially affected or is reasonably likely to materially affect our internal control over such reporting.” will be removed.

As per response 1 above, the paragraph will now read as follows:

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of June 30, 2008. Based on this evaluation, our management has concluded that our disclosure controls and procedures, are effective to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

If required, we are prepared to indicate that the disclosure controls and procedures were ineffective and thus change our response in Item 1 above by replacing the word “ effective” with  “ ineffective”.

We thank you for your co-operation on this matter and look forward to any further comments you may have with respect to our responses.

Yours truly

Clean Power Concepts, Inc.

“Ralph Proceviat”

____________________________________

Per:

Ralph Proceviat

Chief Financial Officer